UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31247 / September 9, 2014

In the Matter of

FIFTH STREET FINANCE CORP.
FIFTH STREET SENIOR FLOATING RATE CORP.
FIFTH STREET MEZZANINE PARTNERS IV, L.P.
FIFTH STREET MEZZANINE PARTNERS V, L.P.
FSMP IV GP, LLC
FSMP V GP, LLC
FSFC HOLDINGS, INC.
FIFTH STREET FUND OF FUNDS LLC
FIFTH STREET FUNDING, LLC
FIFTH STREET FUNDING II, LLC
FS SENIOR FUNDING LLC
FIFTH STREET SENIOR LOAN FUND LP
FIFTH STREET CREDIT OPPORTUNITIES FUND, L.P.
FIFTH STREET SENIOR LOAN FUND I OPERATING ENTITY,
LLC
FIFTH STREET SENIOR LOAN FUND I, LLC
FSCO GP LLC
FSLF GP LLC
FIFTH STREET MANAGEMENT LLC

10 Bank Street
12th Floor
White Plains, NY 10606

(File No. 812-14132)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Fifth Street Finance Corp.; Fifth Street Senior Floating Rate Corp.; Fifth Street Mezzanine
Partners IV, L.P.; Fifth Street Mezzanine Partners V, L.P.; FSMP IV GP, LLC; FSMP V GP,
LLC; FSFC Holdings, Inc.; Fifth Street Fund of Funds LLC; Fifth Street Funding, LLC; Fifth
Street Funding II, LLC; FS Senior Funding LLC; Fifth Street Senior Loan Fund LP; Fifth Street
Credit Opportunities Fund, L.P.; Fifth Street Senior Loan Fund I Operating Entity, LLC; Fifth
Street Senior Loan Fund I, LLC; FSCO GP LLC; FSLF GP LLC; and Fifth Street Management

LLC filed an application on March 12, 2013, and amendments to the application on July 15, 2013, November 26, 2013, April 15, 2014, and August 12, 2014, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit business development companies and certain registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On August 14, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31212). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Fifth Street Finance Corp., et al. (File No. 812-14132) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary